UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 404

(CUSIP Number)

I-Tseng Jenny Chan

c/o McCarter & English, LLP

265 Franklin St.

Boston, MA 02110

(617) 449-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 404

1.	Names of Reporting Persons I-Tseng Jenny Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,040,087
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,040,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 1,743,373 shares of Common Stock outstanding as of November 25, 2024.

CUSIP No. 00853E 404

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 919,407(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 919,407(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 919,407(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.97%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, LLC, an entity controlled by Ms. I-Tseng Jenny Chan (“Ms. Chan”), issuable to Ms. Chan upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $21.90 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Raymond N. Chang and/or Ms. Chan, each a member of the Board of Directors of the Issuer, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, and (ii) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of the Junior Note due July 1, 2025, as amended by that certain Amendment No. 1, dated October 18, 2024 described herein with an outstanding principal amount of $3,000,000.00 and a conversion price of $3.9495 (as may be adjusted per the Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation.

(2)	Based on 1,743,373 shares of Common Stock outstanding as of November 25, 2024, plus the shares of Common Stock issuable and issued upon exercise of the warrants and options and conversion of the Convertible Note in footnote (1) above, subject to applicable beneficial ownership limitations.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 7 to the statement on Schedule 13D (“Amendment No. 7”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on January 25, 2024, as amended by that certain Amendment No. 1 filed on May 23, 2024, Amendment No. 2 filed on August 6, 2024, Amendment No. 3 filed on August 16, 2024, Amendment No. 4 filed on September 4, 2024, Amendment No. 5 filed October 24, 2024, and Amendment No. 6 filed November 7, 2024 (collectively, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 (“Common Stock”) of the Agrify Corporation (“Issuer”) beneficially owned by I-Tseng Jenny Chan and CP Acquisitions, LLC (“CP Acquisitions”) (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 1,743,373 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Ms. Chan hereby disclaims beneficial ownership with respect to the securities held by CP Acquisitions except to the extent of her pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The foregoing summary of the Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to a copy of the Purchase Agreement that is filed as Exhibit 1 hereto.

The percentages used in this Schedule 13D are calculated based on 1,743,373 shares of Common Stock outstanding as of November 25, 2024.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Purchase Agreement, dated as of November 5, 2024, by and among RSLGH, LLC, Raymond N. Chang, Chinwei Wang, I-Tseng Jenny Chan, CP Acquisitions, LLC, GIC Acquisition LLC, RTC3 2020 Irrevocable Trust, M Zion Capital, LLC, M Olivet Capital, LLC and M Cannan Capital, LLC – Filed Herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2024

I-Tseng Jenny Chan

/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan

CP Acquisitions, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

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